UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 5


                      HOSPITALITY WORLDWIDE SERVICES, INC.
                        (f/k/a LIGHT SAVERS U.S.A., INC.)
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   44106N 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Louis Schwartz, Esq.
                     c/o Varner, Stephens, Humphries & White
                       3350 Cumberland Circle, Suite 1700
                             Atlanta, Georgia 30339
--------------------------------------------------------------------------------
                                 (770) 850-7000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 11, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box Q.

Check the following box if a fee is being paid with the statement Q. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                           -----------------------
CUSIP No. 44106N 10 0                    13D             Page 2 of 8 Pages
------------------------------                           -----------------------

================================================================================
   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Watertone Holdings LP
                         06-1453057
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                         N/A
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OR ORGANIZATION

                          Delaware
--------------------------------------------------------------------------------
 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                     0
 OWNED BY
   EACH      -------------------------------------------------------------------
 REPORTING            8       SHARED VOTING POWER
PERSON WITH
                                 Not Applicable
             -------------------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                                 0
             -------------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                 Not Applicable
--------------------------------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         0
--------------------------------------------------------------------------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         0.0%
--------------------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 44106N 10 0                    13D             Page 3 of 8 Pages
------------------------------                           -----------------------



================================================================================
   1            NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Watermark Investments Limited, LLC
                         65-0762460
--------------------------------------------------------------------------------
   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3            SEC USE ONLY

--------------------------------------------------------------------------------
   4            SOURCE OF FUNDS*
                         OO(1)
--------------------------------------------------------------------------------
   5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
   6            CITIZENSHIP OR PLACE OR ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7            SOLE VOTING POWER
  SHARES
BENEFICIALLY                          13,000
 OWNED BY
   EACH         ----------------------------------------------------------------
 REPORTING         8            SHARED VOTING POWER
PERSON WITH
                                      Not Applicable
                ----------------------------------------------------------------
                   9            SOLE DISPOSITIVE POWER

                                       13,000
                ----------------------------------------------------------------
                  10           SHARED DISPOSITIVE POWER

                                       Not Applicable
--------------------------------------------------------------------------------
  11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            13,000
--------------------------------------------------------------------------------
  12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
  13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            0.1%
--------------------------------------------------------------------------------
  14            TYPE OF REPORTING PERSON*

                            OO(2)
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Shares were originally issued (in connection with an acquisition) to Watertone Holdings, LP, a Delaware limited partnership (the "Partnership") and were subsequently distributed to the Reporting Person in a pro rata distribution of the Partnership's assets.
(2)         Watermark  Investments  Limited, LLC is a Delaware limited liability
            Company.

------------------------------                           -----------------------
CUSIP No. 44106N 10 0                    13D             Page 4 of 8 Pages
------------------------------                           -----------------------


================================================================================
   1            NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Robert Berman
                        ###-##-####
--------------------------------------------------------------------------------
   2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3            SEC USE ONLY

--------------------------------------------------------------------------------
   4            SOURCE OF FUNDS*
                        OO(1)
--------------------------------------------------------------------------------
   5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
   6            CITIZENSHIP OR PLACE OR ORGANIZATION

                            United States Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7            SOLE VOTING POWER
  SHARES
BENEFICIALLY                          563,751(2)
 OWNED BY
   EACH         ----------------------------------------------------------------
 REPORTING         8            SHARED VOTING POWER
PERSON WITH
                                      Not Applicable
                ----------------------------------------------------------------
                   9            SOLE DISPOSITIVE POWER

                                      563,751(2)
                ----------------------------------------------------------------
                  10           SHARED DISPOSITIVE POWER

                                      Not Applicable
--------------------------------------------------------------------------------
  11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            563,751(2)
--------------------------------------------------------------------------------
  12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
  13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            4.4%
--------------------------------------------------------------------------------
  14            TYPE OF REPORTING PERSON*

                            IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares were originally issued (in connection with an acquisition) to Watertone Holdings, LP, a Delaware limited partnership (the "Partnership") and were subsequently distributed to the Reporting Person in a pro rata distribution of the Partnership's assets.
(2) Mr. Berman is the sole manager of Watermark Investments Limited, LLC ("Watermark"), the general partner of the Partnership and consequently, is deemed to beneficially own the 13,000 shares of Hospitality Worldwide Services, Inc. Common Stock held by Watermark.

------------------------------                           -----------------------
CUSIP No. 44106N 10 0                    13D             Page 5 of 8 Pages
------------------------------                           -----------------------

                        This Amendment No. 5 (the  "Amendment No. 3") amends the
Schedule 13D, dated July 17, 1996, as amended by Amendment No. 1 to Schedule 13D, dated December 23, 1996, Amendment No. 2 to Schedule 13 D, dated February 7, 1997, Amendment No. 3 to Schedule 13D, dated February 6, 1998 and Amendment No. 4 to Schedule 13D, dated Novmeber 19, 1998 (collectively referred to as the "Schedule 13D") filed by Watertone Holdings LP, Watermark Investments Limited LLC and Robert A. Berman. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

                        Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.


                        Item 2 of the Schedule 13D is hereby amended in its entirety to read:

Item 2.     IDENTITY AND BACKGROUND

                        (a) This statement is being filed by Watertone Holdings LP, a Delaware limited partnership ("Watertone"), Watermark Investments Limited, LLC, a Delaware limited liability company ("Watermark") and Robert A. Berman. The sole general partner of Watertone is Watermark. The sole manager of Watermark is Robert A. Berman.

                        (b) Watertone has a business address at 225 West Washington Street, Suite 2200, Chicago, Illinois 60609. Watermark has a business address at 225 West Washington Street, Chicago, Illinois 60609. Mr. Berman has a business address at 926 Fifth Avenue, Apt. 5B, New York, New York 10021.

                        (c)   Watertone's   principal   business  is  investment
holdings. Watermark's principal business is investment holdings. Mr. Berman is the Chairman of the Board and Chief Executive Officer of Hospitality.

                        (d) During the last five years, neither Watertone, Watermark nor Mr. Berman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                        (e) During the last five years, neither Watertone, Watermark nor Mr. Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                        (f)  Watertone  is  a  Delaware   limited   partnership.
Watermark is a Delaware limited liability company. Mr. Berman is a citizen of the United States of America.

------------------------------                           -----------------------
CUSIP No. 44106N 10 0                    13D             Page 6 of 8 Pages
------------------------------                           -----------------------
Item 4.     PURPOSE OF TRANSACTION.

                        Watertone acquired the shares of common stock in order to obtain an equity position in Hospitality. It intends to hold the shares of common stock for investment purposes and not to facilitate a possible acquisition of control of Hospitality. Notwithstanding the foregoing, however, depending on the pricing, availability of the common stock, future developments at and pertaining to Hospitality, other investment and business opportunities available to Watertone, and general economic conditions, Watertone or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of common stock or otherwise seek to obtain control of Hospitality. In addition, depending on the factors described above, Watertone also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Hospitality common stock.

                        On October 31, 1996, pursuant to a reorganization of Watertone's assets and through an amendment and restatement of Watertone's Agreement of Limited Partnership, Watertone transferred its interest in 500,000 shares of Hospitality common stock to the then general partner of Watertone, Watertone LLC, a Delaware limited liability company, effectively reducing its interest in Hospitality to 1,800,000 shares of common stock.

                        On January 21, 1997, pursuant to a Redemption Agreement, Watertone paid to Watertone LLC $4,220,454 in redemption of Watertone LLC's entire interest in Watertone. As of such date, Watertone LLC is no longer Watertone's general partner.

                        As of January 21, 1997, pursuant to an Amendment to Watertone's Agreement of Limited Partnership, Watermark became the general partner of Watertone.

                        On February 6, 1998, Watertone sold 500,000 shares of Hospitality common stock in a privately negotiated transaction, effectively reducing its interest in Hospitality to 1,300,000 shares of common stock.

                        On March 26, 1998, Watertone distributed an aggregate of 1,100,000 shares of Hospitality common stock on a pro-rata basis to its equity holders. In connection with this distribution, Watermark received 13,000 shares of Hospitality common stock and Robert Berman received 474,085 shares of Hospitality common stock.

                        On November 13, 1998, Mr. Berman purchased 10,000 shares of Hospitality common stock on the open market at a purchase price of $5.0625 per share.

                        On December 11, 1998, Watertone distributed a portion of its assets to its equity holders, including all of the 200,000 shares of Hospitalty's common stock it previously held. As part of such distribution, Mr. Berman elected to receive the value of his equity interest in the form of Hospitality Common Stock, which distribution amounted to an aggregate of 66,666 shares of such Common Stock (the "Distribution"). As a result of the

------------------------------                           -----------------------
CUSIP No. 44106N 10 0                    13D             Page 7 of 8 Pages
------------------------------                           -----------------------

Distribution, Mr. Berman's interest in Hospitality common stock has been decreased to 563,7511.

                        Item 5 of the Schedule 13D is hereby amended in its entirety to read:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

                        (a) As a result of the Distribution, Watertone no longer is the beneficial owner of any shares of Hospitality common stock. As of this date, Watermark beneficially owns 13,000 shares of Hospitality common stock and Robert Berman beneficially owns 563,751 shares of Hospitality Common Stock. Such shares constitute 0.0%, 0.1% and 4.4% of the shares of Hospitality common stock outstanding as of the date hereof, respectively. As of the date hereof there were 12,698,652 shares of Hospitality common stock outstanding.

                        (b) Robert Berman, as the sole manager of Watermark, has sole power to vote and to dispose of all of the shares of Hospitality common stock referred to in paragraph (a) above.

                        (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Hospitality common stock recently acquired or disposed of by Watertone. Except as disclosed therein, no Reporting Person has acquired, within the past 60 days, any shares of Hospitality common stock.

                        (d) No person other than Watermark or Mr. Berman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality common stock that are the subject of this Schedule 13D.

                        (e) As of March 26, 1998, Watertone and Watermark ceased being the beneficial owners of more than 5% of the outstanding common stock of Hospitality. As of December 11, 1998, Mr. Berman ceased being the beneficial owner of more than 5% of the outstanding common stock of Hospitality.


Item 7.     EXHIBITS TO AMENDMENT NO. 3 TO SCHEDULE 13D.

                        1. Joint Filing Agreement, dated as of December 23, 1998, by and among Watertone Holdings, L.P., Watermark Investments Limited, LLC and Robert Berman.

--------
     (1) Consisting of (i) 550,751 shares which were transferred with respect to the Watertone distribution on March 26, 1998 and are now held directly by Mr. Berman; and (ii) 13,000 shares, which were transferred with respect to the Watertone distribution on March 26, 1998 and are now held by Watermark, as to which Mr. Berman is attributed beneficial ownership.

------------------------------                           -----------------------
CUSIP No. 44106N 10 0                    13D             Page 8 of 8 Pages
------------------------------                           -----------------------


                                   SIGNATURES
                                   ----------


                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 23, 1998
                                     WATERTONE HOLDINGS LP

                                     By:    WATERMARK INVESTMENTS LIMITED, LLC,
                                            its General Partner



                                            By:/s/ Robert Berman
                                               ---------------------------------
                                               Robert Berman
                                               Manager


                                     WATERMARK INVESTMENTS LIMITED, LLC


                                     By:/s/ Robert Berman
                                        ----------------------------------------
                                        Robert Berman
                                        Manager




                                     /s/ Robert Berman
                                     -------------------------------------------
                                     Robert Berman, Individually

                             JOINT FILING AGREEMENT


                        Each of the undersigned hereby agree that the statement on Amendment No. 5 to Schedule 13D with respect to the common stock, $.01 par value per share, of Hospitality Worldwide Services, Inc. f/k/a Light Savers U.S.A., Inc., dated December 23, 1998 is, and any amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.

Dated: December 23, 1998


                                     WATERTONE HOLDINGS LP

                                     By:    WATERMARK INVESTMENTS LIMITED, LLC,
                                            its General Partner



                                            By:/s/ Robert Berman
                                               ---------------------------------
                                               Robert Berman
                                               Manager


                                     WATERMARK INVESTMENTS LIMITED, LLC


                                     By:/s/ Robert Berman
                                        ----------------------------------------
                                        Robert Berman
                                        Manager




                                     /s/ Robert Berman
                                     -------------------------------------------
                                     Robert Berman, Individually